SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                    ------------------------------
                            SCHEDULE 14D-1
         Tender Offer Statement Pursuant to Section 14(d)(1)
                of the Securities Exchange Act of 1934
                       -----------------------
                       Capital Source II L.P.-A
                      (Name of Subject Company)

                 Madison Liquidity Investors 104, LLC
                 Madison/OHI Liquidity Investors, LLC
                              (Bidders)

                  Beneficial Assignment Certificates
                    (Title of Class of Securities)

                              140495201
                (CUSIP Number of Class of Securities)
                      --------------------------

       Ronald M. Dickerman                                  Copy to:
       Madison Liquidity Investors 104, LLC              Sheila Corvino
       Madison/OHI Liquidity Investors, LLC              811 West Dorset Road
       P.O. Box 7461                                     Dorset, Vermont 05251
       Incline Village, Nevada 89452                     (802) 867-0112
       (212) 687-0251

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                      Calculation of Filing Fee
  ------------------------------------------------------------------

          Transaction                             Amount of
           Valuation*                            Filing Fee

           $982,720                               $196.54

  ------------------------------------------------------------------
* For purposes of calculating the filing fee only. This amount assumes the purchase of 196,544 units of Beneficial
       Assignment Certificates ("Units") of the subject company at $5.00 in cash per Unit.

[  ]   Check box if any part of the fee is offset as provided by
       Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:        N/A        Filing Party:   N/A
Form or Registration Number:   N/A        Date Filed:     N/A

1.     Name of Reporting Person
       S.S. or I.R.S. Identification Nos. of Above Person

       Madison Liquidity Investors 104, LLC
       134022656

2.     Check the Appropriate Box if a Member of a Group (See
       Instructions)
       (a)     [ ]
       (b)     [X]

3.     SEC Use Only

4.     Sources of Funds (See Instructions)
       AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
       [ ]

6.     Citizenship or Place of Organization
       Delaware

7.     Aggregate Amount Beneficially Owned by Each Reporting Person

       1,025   ISA Partnership Liquidity Investors, LP
         500   Cobble Hill Investments, LP
      _______
       1,525

8.     Check if the Aggregate in Row (7) Excludes Certain Shares
       (See Instructions)
       [ ]

9.     Percent of Class Represented by Amount in Row (7)
       .04

10.    Type of Reporting Person (See Instructions)
       OO

1.     Name of Reporting Person
       S.S. or I.R.S. Identification Nos. of Above Person

       Madison/OHI Liquidity Investors, LLC
       137167955

2.     Check the Appropriate Box if a Member of a Group (See
       Instructions)
       (a)     [ ]
       (b)     [X]

3.     SEC Use Only

4.     Sources of Funds (See Instructions)
       OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
       [  ]

6.     Citizenship or Place of Organization
       Delaware

7.     Aggregate Amount Beneficially Owned by Each Reporting Person

       1,025   ISA Partnership Liquidity Investors, LP
         500   Cobble Hill Investments, LP
       _____
       1,525

8.     Check if the Aggregate in Row (7) Excludes Certain Shares
       (See Instructions)
       [  ]

9.     Percent of Class Represented by Amount in Row (7)
       .04

10.    Type of Reporting Person (See Instructions)
       OO

Item 1.   Security and Subject Company.

       (a)  The name of the subject company is Capital Source II
L.P.-A, a Delaware limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is Suite
400, 1004 Farnam Street, Omaha, Nebraska  68102.

       (b) This Schedule 14D-1 relates to the offer by Madison Liquidity Investors 104, LLC, a Delaware limited liability company (the "Purchaser"), to purchase up to 196,544 units of Beneficial Assignment Certificates ("Units") for cash at a price equal to $5.00 per Unit in cash, reduced by (i) the $50.00 transfer fee (per transfer, not per Unit) charged by the Partnership and (ii) any cash distributions made or declared on or after May 13, 1999 (the "Offer Date"), without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 13, 1999 (the "Offer to Purchase") and in the related Agreement of Assignment and Transfer copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, as each may be supplemented or amended from time to time.

The Partnership had 4,011,101 Units outstanding as of December 31, 1998, according to its Form 10-K.

The Purchaser's sole member and funding source, Madison/OHI Liquidity Investors, LLC, a Delaware limited liability company ("Madison/OHI"), may be deemed a co-bidder with respect to the offer described herein. As such, references in this Schedule to the "Purchaser" shall be deemed to include Madison/OHI. However, the purchaser of the Units will be Madison Liquidity Investors 104, LLC.

       (c)  The information set forth under the captions
"Introduction ("Establishment of the Offer Price") and Section 8
("Effects of the Offer") in the Offer to Purchase is incorporated herein by reference.

Item 2.  Identity and Background.

       (a)-(d) The information set forth in "Introduction," Section 11 ("Certain Information Concerning the Purchaser") and in Schedule I of the Offer to Purchase is incorporated herein by reference.

       (e)-(g) The information set forth in Section 11 ("Certain Information Concerning the Purchaser") and Schedule I in the Offer to Purchase is incorporated herein by reference. During the last five years, neither the Purchaser nor, to the best of the knowledge of the Purchaser, any person named on Schedule I to the Offer to Purchase nor any affiliate of the Purchaser (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

Item 3.  Past Contacts, Transactions or Negotiations with the
         Subject Company.

       (a)  Not applicable.

       (b)  None.

Item 4.  Source and Amount of Funds or Other Consideration.

       (a) The information set forth under the caption Section 12 ("Source of Funds") of the Offer to Purchase is incorporated herein by reference.

       (b)-(c)  Not applicable.

Item 5.  Purpose of the Tender Offer and Plans or Proposals of the
         Bidder.

       (a)-(f) The information set forth under the caption Section 9 ("Purpose of the Offer; Future Plans") in the Offer to Purchase is incorporated herein by reference.

Item 6.  Interest in Securities of the Subject Company.

       (a)-(b)  The information set forth in Section 11 ("Certain
Information Concerning the Purchaser") of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

The information set forth in Section 11 ("Certain Information
Concerning the Purchaser") of the Offer to Purchase is incorporated herein by reference.

Item 8.  Persons Retained, Employed or To Be Compensated.

None.

Item 9.  Financial Statements of Certain Bidders.

Not applicable.

Item 10.  Additional Information.

       (a)  None.

       (b)-(c)  The information set forth in Section 14 ("Certain
Legal Matters") of the Offer to Purchase is incorporated herein by reference.

       (d)  None.

       (e)  None.

       (f) Reference is hereby made to the Offer to Purchase and the related Agreement of Assignment and Transfer, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

Item 11.  Material to be Filed as Exhibits.

       (a)(1)  Offer to Purchase dated May 13, 1999
       (a)(2)  Agreement of Assignment and Transfer
       (a)(3)  Form of Letter to Unitholders dated May 13, 1999
       (a)(4)  Summary Publication of Notice of Offer
       (b)(1)  Loan Agreement between Madison/OHI Liquidity
               Investors, LLC and Omega Healthcare Investors, Inc. dated as of October 2, 1998.
       (c)-(f) None.


                              SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 13, 1999


MADISON LIQUIDITY INVESTORS 104, LLC



By: /s/  Ronald M. Dickerman
Ronald M. Dickerman, Managing Director


MADISON/OHI LIQUIDITY INVESTORS, LLC



By: /s/ Ronald M. Dickerman
Ronald M. Dickerman, Managing Director

                            EXHIBIT INDEX
Exhibit        Description                                        Page

(a)(1)  Offer to Purchase dated May 13, 1999
(a)(2)  Agreement of Assignment and Transfer
(a)(3)  Form of Letter to Unitholders dated May 13, 1999
(a)(4)  Summary Publication of Notice of Offer
(b)(1) Loan Agreement between Madison/OHI Liquidity Investors, LLC and Omega Healthcare Investors, Inc. dated as of October 2, 1998.
(c)-(f) None